LAW OFFICES OF

MARK C. PERRY, P.A.

2455 EAST SUNRISE BOULEVARD, SUITE 905

FORT LAUDERDALE, FLORIDA 33304

TELEPHONE: (954) 564-6616

FAX: (954) 561-0997

April 12, 2005

Max A. Webb, Assistant Director

Securities and Exchange Commission

Mail Stop 03-05

Washington, DC 20549

Re:	Global Music International, Inc. (the “Company”)

Registration Statement on Form SB-2

File No.: 333-120908

Dear Mr. Webb

On behalf of the Company, we respectfully request acceleration of the effective date of the above referenced registration statement to be effective on April 18, 2005 at 5:30 pm EST, or as soon as practicable thereafter.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

LAW OFFICES OF MARK C. PERRY, P.A.

/s/ Mark C. Perry
Mark C. Perry For the Firm

OFFICER’S ACKNOWLEDGEMENT

In connection with the Registration Statement on Form SB-2 for Global Music International, Inc., the company’s officers hereby acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

GLOBAL MUSIC INTERNATIONAL, INC.

Date: April 12, 2005	/s/ Corinne Fallacaro
Corinne Fallacaro
CEO and President

Date: April 12, 2005	/s/ Christopher Mauritz
Christopher Mauritz
CTO, VP and Secretary